UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70128 /August 7, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15371

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In the Matter of	:
	:
GADZOOX NETWORKS, INC. (n/k/a WEST	:
COAST VENTURE CAPITAL, INC.),	: ORDER MAKING FINDINGS AND
GATEWAY DATA SCIENCES CORP.,	: REVOKING REGISTRATIONS BY
GEM INTERNATIONAL USA, INC.,	: DEFAULT
GENUS INTERNATIONAL CORP., and	:
GENUTEC BUSINESS SOLUTIONS, INC.	:

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      The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on July 9, 2013, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have failed to file periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. The OIP requires that a Respondent answer the allegations within ten days of service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). All Respondents were served with the OIP by July 18, 2013. <u>See</u> 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents are in default because they have not filed Answers, participated in the July 31, 2013, prehearing conference, or otherwise defended the proceeding. <u>See</u> 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. <u>See</u> 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

      Gadzoox Networks, Inc. (n/k/a West Coast Venture Capital, Inc.) (Gadzoox Networks), Central Index Key (CIK) No. 1084722, is a void Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gadzoox Networks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2002, which reported a net loss of over $46.9 million for the prior twelve months. On January 2, 2004, Gadzoox Networks changed its name to West Coast Venture Capital, Inc., but failed to report this change in the Commission's EDGAR database as required by Commission rules. On August 22, 2002, Gadzoox Networks filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was closed on October 21, 2004.

Gateway Data Sciences Corp. (Gateway), CIK No. 1002917, is a dissolved Arizona corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gateway is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 1997, which reported a net loss of over $7.4 million for the prior nine months. On February 23, 1998, Gateway filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, and the case was closed on July 9, 2004.

Gem International USA, Inc. (Gem International), CIK No. 1116561, is a permanently revoked Nevada corporation located in Port Coquitlam, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gem International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $114,704, since its December 21, 1998, inception.

Genus International Corp. (Genus International), CIK No. 1089905, is a dissolved Wyoming corporation located in Chandler, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Genus International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $243,095 for the prior nine months.

GenuTec Business Solutions, Inc. (GenuTec), CIK No. 1372352, is a dissolved Montana corporation located in Laguna Niguel, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GenuTec is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on October 6, 2006, which reported a net loss of over $1.95 million for the period ended September 30, 2005.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have securities registered with the Commission, are delinquent in their periodic filings, and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Respondents is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Gadzoox Networks, Inc. (n/k/a West Coast Venture Capital, Inc.), Gateway Data Sciences Corp., Gem International USA, Inc., Genus International Corp., and GenuTec Business Solutions, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge